SAM'S

SEAFOOD

From The Sea To The Table

04046904

SUPPL

7 December 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange recently for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

12/29

SAM'S SEAFOOD HOLDINGS LIMITED
Australian Stock Exchange symbol:SSS
Head Office 43 Holt St Eagle Farm Qld 4009 Australia
Postal PO Box 393 Hamilton Qld 4007
Telephone +61 7 3131 4100 **Facsimile** +61 7 3268 5231
Website www.sams.com.au **Email** info@sams.com.au **ABN** 72 098 448 321

SAM'S

SEAFOOD

From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Hamilton, Qld 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

7 December 2004

Company Announcement Office
The Australian Stock Exchange Limited

EXECUTIVE APPOINTMENT

SAM'S SEAFOOD APPOINTS INDUSTRY EXPERT TO DRIVE GLOBAL EXPANSION

Sam's Seafood Holdings Limited has taken another major step towards establishing Sam's Seafood as a global brand with the appointment of one of Australia's leading food industry experts as Chief Operating Officer (COO).

Mark Scherini brings more than 20 years experience to Sam's Seafood, including strategic roles with Nestle, Edgel Birdseye, Coca Cola and most recently ten years as General Manager of the highly regarded seafood company, Sealord Australia.

Sam's Seafood CEO, Nick Noutsatos, said that Mark's appointment will assist the publicly listed company to continue its global expansion plans, with Mark's attention focused on driving the company's new marketing strategy and on national and international growth.

"Sam's has experienced considerable growth over the past few years, and a review of our management structure and future business plans demonstrated a clear need to bring in an expert like Mark to help us achieve our future goals," Mr Noutsatos said.

Mr Scherini said he is looking forward to the challenge of spearheading the next chapter in Sam's growth and will be working closely with Mr Noutsatos and his team on the iconic Australian brand.

"Ten years with Sealord Australia, a supplier of Sam's Seafood product has equipped me with an intimate understanding of every facet of Sam's business, and I have always been impressed with Nick's vision for the company," Mr Scherini said.

Mr Noutsatos is certain that 2005 will be a highly successful year for Sam's, with Mark Scherini at the helm as COO and the Sam's Seafood team focused on continued growth.

“2005 is set to be the most progressive year in Sam’s Seafood’s 21 year history, and Mark’s appointment is just the first of many exciting announcements to be made over the next twelve months,” he said.

Sam’s Seafood Holdings Limited is an Australian owned company listed on the Australian Stock Exchange specialising in the retail, wholesale, franchising and export distribution and processing of fresh and frozen seafood.

ENDS

To arrange an interview or for further information:

Grahame Denovan	Sam’s Seafood	0418 212 474
Alison McNamara	PPR	0408 020 189